Exhibit 99.1

Press Release	January 12, 2017

CNOVA N.V.
Full Year 2016 Activity

Amsterdam — January 12, 2017, 07:45 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today announced unaudited gross merchandise value (GMV), net sales and other operating data for the quarter and full year ended December 31, 2016.*

Full Year 2016 (on a l-f-l basis)**

• GMV: €3.0 billion (+14%)
• Marketplace share at 31.4% (+332 bps)

• Net sales: €1.9 billion (+11%)

• Traffic: 842 million visits (+11%)
• Mobile share of traffic: 53% (+503 bps)

• Active customers: 8.2 million (+13%)
• CDAV subscribers at end December: +102% y-o-y

• Number of items sold: 49.4 million (+22%)

Emmanuel Grenier, Cnova CEO, commented:

“Cnova successfully concluded 2016 with a strong 4th quarter performance that was boosted by a record breaking Black Friday. We closed out the year with one of France’s leading eCommerce delivery services, progressively moving toward 24/7 delivery, a first in France. We also launched a series of value-added services including our multimedia streaming offer, Cstream, our 4G mobile telephone offer, Cdiscount Mobile, and our online storage service, Cdiscount Cloud.

We also significantly reshaped the Company over the course of the year: we transferred the Brazilian arm to Brazil’s leading electronics retailer, Via Varejo. We have closed or sold all of our overseas and specialty sites so that we can concentrate all of our management and financial resources on our domestic market in France.

Throughout the year we have been seeing positive evolutions to our business: approximately one-third of our GMV comes from our marketplace, the number of Cdiscount clients is up 13%, membership of our customer loyalty program, Cdiscount à volonté, has doubled and our customers are buying more and more.

As we move into 2017, we remain committed to further improving our market positions through a combination of technological and logistic innovations as well as providing our customers with top value and superior service.”

*                      Cnova Brazil is no longer consolidated within Cnova N.V. following its reorganization within Via Varejo on October 31, 2016.

For additional information on how GMV, net sales, traffic, active customers, number of items sold and available products are calculated, please refer to Endnotes on page 3.

**               like-for-like: includes adjustments related to i) the sale or closure in 2016 of the specialty sites Comptoir des Parfums, Comptoir Santé and MonCornerDéco, and ii) the voluntary pullback of B2B sales initiated in the 3rd quarter of 2016.

Full Year 2016 Highlights

GMV totaled €3.0 billion, an increase of 13.6% versus 2015 on a like-for-like (l-f-l) basis (please see Endnote 2 on Page 3). On a reported basis, GMV rose 10.5% compared to 2015.

•                  The marketplace share of total GMV increased 332 basis points in 2016 and reached 31.4% compared to 28.1% in 2015. As of December 31, 2016, active marketplace sellers increased by 20.1% close to 8,800 while the number of marketplace product offerings expanded from 13.7 million to 20.3 million (+47.7%).

Net sales totaled €1.9 billion in 2016, up 10.7% on a l-f-l basis compared to 2015 (+6.8% on a reported basis). Home furnishings and household appliances accounted for 45% of direct sales in France, while hi tech goods (AV and smartphones) and IT goods represented 36% of direct sales. Marketplace commissions increased by +38% year-on-year.

Traffic grew by 10.8% to 842 million visits in 2016. The mobile share of traffic rose 503 basis points to 53.0%.

Active customers totaled 8.2 million (+12.9% l-f-l), while on a l-f-l basis orders increased 23.2% and the number of items sold grew 22.1%.

Customer offer and service enhancements during 2016 centered on improvement of existing and development of new services, including:

•                  same-day delivery Monday through Saturday of large items (> 30 kgs);

•                  small item (< 30 kgs) delivery 7 days a week as well as by appointment;

•                  fulfillment services for marketplace vendors;

•                  the strengthening of Cdiscount’s competitive position thanks to the implementation of a centralized purchasing platform, MaNo, by Groupe Casino and Groupe Conforama;

•                  the launches of:

•                  Cstream, Cdiscount’s multimedia streaming service;

•                  Cdiscount Mobile, Cdiscount’s price competitive 4G mobile telephone service;

•                  Cdiscount Cloud, unlimited photo storage plus 20 Go of video, music and document storage at no charge for CDAV (Cdiscount à volonté) customers;

•                  the introduction of private sale offers to CDAV customers.

2016 perimeter changes:

•                  sale of Cdiscount Thailand and Cdiscount Vietnam;

•                  closure of overseas sites Cdiscount Cameroun, Cdiscount Côte d’Ivoire, Cdiscount Sénégal and Cdiscount Colombia; and

•                  merger of Cnova Brazil into Via Varejo.

As a result, 2015 and 2016 consolidated sales and KPIs exclude these activities.

In terms of outlook, Cnova confirms its early 2016 forecast that full year 2016 EBIT at Cdiscount should be slightly positive. The company expects a net cash position close to €180 million at December 31, 2016.

4th Quarter 2016 Highlights

Gross merchandise volume (GMV) amounted to €943 million for the 4th quarter 2016 (+11.3% l-f-l compared to the same period in 2015).

•                  The 4th quarter 2016 marketplace share of total GMV increased 362 basis points in 2016 and reached 31.4% compared to 27.8% in 2015.

Net sales totaled €584 million in the 4th quarter 2016 (+7.8% l-f-l). All categories benefited from the Black Friday’s operations in November (up 80% compared to 2015), which also contributed to the traffic’s site dynamism.

Annex A — Full Year Activity

	Full Year(1)		Change
Cnova N.V.	2016	2015	Reported(1)	L-F-L(2)
GMV(3) (€ millions)	2,994.3	2,709.3	+10.5%	+13.6%
Marketplace share	31.4%	28.1%	+332 bps
Net sales (€ millions)	1,855.7	1,737.2	+6.8%	+10.7%
Traffic (visits in millions)	841.8	759.8	+10.8%
Mobile share	53.0%	48.0%	+503 bps
Active customers(4) (millions)	8.2	7.3	+11.1%	+12.9%
Number of items sold (millions)	49.4	41.5	+19.1%	+22.1%
Orders(5) (millions)	24.7	20.4	+21.0%	+23.2%

Annex B — Fourth Quarter Activity

	Fourth Quarter(1)		Change
Cnova N.V.	2016	2015	Reported(1)	L-F-L(2)
GMV(3) (€ millions)	943.2	883.5	+6.8%	+11.3%
Marketplace share	31.4%	27.8%	+362 bps
Net sales (€ millions)	584.1	571.3	+2.2%	+7.8%
Traffic (visits in millions)	253.3	223.7	+13.2%
Mobile share	55.1%	49.4%	+565 bps
Active customers(4) (millions)	8.2	7.3	+11.1%	+12.9%
Number of items sold (millions)	17.1	14.4	+19.1%	+21.5%
Orders(5) (millions)	8.2	6.8	+21.1%	+23.2%

1)             All figures are unaudited and have been adjusted as of January 1, 2015, to reflect i) the merger of Cnova Brazil into Via Varejo on October 31, 2016, ii) the sale or closure of Cdiscount Cameroun, Cdiscount Colombia, Cdiscount Côte d’Ivoire, Cdiscount Ecuador, Cdiscount Panama, Cdiscount Sénégal, Cdiscount Thailand and Cdiscount Vietnam, and iii) the sale of the specialty site MonShowRoom. These activities are reported as discontinued.

2)             Like-for-like: includes adjustments related to i) the sale or closure in 2016 of the specialty sites Comptoir des Parfums, Comptoir Santé and MonCornerDéco, and ii) the voluntary pullback of B2B sales initiated in the 3rd quarter of 2016.

3)             Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

4)             Active customers at the end of December having purchased at least once through cdiscount.com during the previous 12 months.

5)             Total placed orders before cancellation due to fraud detection and/or customer non-payment.

About Cnova N.V.

Cnova N.V., one of the leading e-Commerce companies in France, serves 8.2 million active customers via its state-of-the-art website, Cdiscount. Cnova N.V.’s product offering of more than 20 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made regarding the possibility, timing and other terms and conditions of the proposed transaction and the related offer by Cnova’s controlling shareholder Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the effect of the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova on the ability of Cnova to retain and hire key personnel, maintain relationships with its customers and suppliers, and maintain its operating results and business generally; the outcome of any legal proceedings that may be instituted against Cnova and others relating to the reorganization agreement, dated as of August 8, 2016, between Cnova Brazil, Via Varejo and Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on Form 20-F for the year ended December 31, 2015,  filed with the SEC on July 22, 2016, and other documents filed with or furnished to the SEC. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

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Cnova Investor Relations Contact: Cnova N.V. Head of Investor Relations +31 20 795 06 71 investor@cnova.com	Media Contact: Cnova N.V. Head of Communications + 31 20 795 06 76 directiondelacommunication@cnovagroup.com